As filed with the Securities and Exchange Commission on February 9, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Washington Federal, Inc.

(Name of Subject Company (Issuer))

Washington Federal, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $1.00 per share

(Title of Class of Securities)

938824109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Vincent L. Beatty

Chief Financial Officer

Washington Federal, Inc.

425 Pike Street

Seattle, Washington 98101

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Samir A. Gandhi, Esq.

Sidley Austin LLP

787 7th Ave

New York, New York 10019

(212) 839-5360

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$290,000,000*	$31,639.00**

*

Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $290,000,000 in aggregate of up to 10,943,396 shares of Common Stock, par value $1.00 per share, at the minimum tender offer price of $26.50 per share.

**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable.
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Washington Federal, Inc., a Washington corporation (the “Company”), to purchase for cash up to $290,000,000 of its common stock, $1.00 par value per share (the “shares”), at a price per share of not less than $26.50 and not more than $31.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer”. Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and a(1)(vi). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Washington Federal, Inc. The address and telephone number of the Company is set forth under Item 3.

(b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 425 Pike Street, Seattle, Washington 98101, and its telephone number is (206) 624-7930. Its internet address is www.wafdbank.com. Unless expressly stated otherwise, the information contained on our website or connected to our website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Material U.S. Federal Income Tax Consequences”);

Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and

Section 16 (“Miscellaneous”).

(b) Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended September 30, 2020.

Item 11.	Additional Information.

(a) Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Offer to Purchase, dated February 9, 2021.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 9, 2021.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 9, 2021.

(a)(1)(vi)*	Summary Advertisement, dated February 9, 2021.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the Tender Offer, dated February 9, 2021.

(b)	Not applicable.

EXHIBIT NUMBER	DESCRIPTION

(d)(i)	2020 Incentive Plan and Form of Award Agreements (incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K filed with the SEC on November 23, 2020 (File No. 001-34654).

(d)(ii)	2011 Incentive Plan, as amended (incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K filed with the SEC on November 21, 2016 (File No. 001-34654).

(d)(iii)	Form of Restricted Stock Award Agreement under 2011 Incentive Plan (incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2016 (File No. 001-34654).

(d)(iv)	Form of Stock Option Agreement under 2011 Incentive Plan (incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2016 (File No. 001-34654).

(d)(v)	Form of Change of Control Agreement (incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2015 (File No. 001-34654).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

WASHINGTON FEDERAL, INC.

By:	/s/ Vincent L. Beatty
Name: Vincent L. Beatty
Title: Executive Vice President and Chief Financial Officer